FOR RIVERSOURCE BOND SERIES, INC.:

EXHIBIT 77D

For RiverSource Core Bond Fund, RiverSource Floating Rate Fund, RiverSource Income Opportunities Fund, RiverSource Inflation Protected Securities Fund and RiverSource Limited Duration Bond Fund:

At a Board meeting held on September 13-14, 2006, the non-fundamental investment policy that limits investments in securities of investment companies was eliminated.